OSIRIS ACQUISITION CORP.
95 5th Avenue, 6th Floor

New York, NY 10003

May 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Edwards
Irene Paik

Osiris Acquisition Corp.
Registration Statement on
Form S-1 (File No. 333-254997)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 28,750,000 units (including 3,750,000 units to cover over-allotments), each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant, of Osiris Acquisition Corp. (the “Company”) be accelerated to May 12, 2021 at 4:00 P.M. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ Anthony Martucci
	Name:	Anthony Martucci
	Title:	Chief Financial Officer and Secretary

[Signature Page to Acceleration Request]